Oculis Announces Resignation of Lionel Carnot from Board of Directors

ZUG, Switzerland, September 30, 2026 -- Oculis Holding AG (Nasdaq: OCS / XICE: OCS) (“Oculis” or the “Company”), a global biopharmaceutical company focused on breakthrough innovations to address significant unmet medical needs in neuro-ophthalmology and ophthalmology, today announces that director Lionel Carnot will be resigning from the Board of Directors, effective today, after nearly a decade of dedicated service since 2017.

Anthony Rosenberg, Chair of the Board, remarked: “On behalf of the Board and the entire Oculis team, we wish to extend our sincere gratitude to Lionel for his invaluable service, leadership and guidance over nearly a decade, covering a transformative period for Oculis, where it evolved from a private startup company to a publicly listed late-stage biopharmaceutical company. His contributions to the Board and Oculis have been instrumental in our growth and evolution to become an emerging leader in neuro-ophthalmology.”

Lionel Carnot remarked: “It has been a privilege to work alongside Oculis’ talented and dedicated team committed to addressing significant unmet medical needs and advance innovative solutions for patients suffering from ophthalmic and neuro-ophthalmic diseases. As the Company enters its next stage of growth, this is a timely point for me to step down and focus on other commitments. As an investor, I remain confident in the potential of Oculis’ pipeline and look forward to the Company achieving important milestones in the years ahead.”

Mr. Carnot’s departure is purely a personal decision and is not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices. Following the resignation, the Board will consist of eight members and the Remuneration Committee, of which Mr. Lionel served as chair, will consist of Geraldine O’Keeffe as chair and Gregory Perry and Robert Warner as members. Pursuant to Swiss law, the vacancy on the Board resulting from Mr. Carnot’s resignation may only be filled at a future annual or special general meeting. Oculis will begin identifying a successor for Mr. Carnot and will provide updates as appropriate.

-ENDS-

About Oculis

Oculis is a global biopharmaceutical company (Nasdaq: OCS; XICE: OCS) focused on breakthrough innovations to address significant unmet medical needs in neuro-ophthalmology. Oculis’ highly differentiated late-stage clinical pipeline focuses on two core product candidates. Privosegtor is a breakthrough neuroprotective candidate in the PIONEER program, which consists of studies intended to support registration plans for treatment of optic neuropathies, including optic neuritis (ON) and non-arteritic anterior ischemic optic neuropathy (NAION). Privosegtor also has potential to be developed for additional indications in other neuro-ophthalmic and neuro-axonal diseases. Licaminlimab is a novel, topical anti-TNFα in a registrational trial, and is being developed with a genotype-based approach for treating patients with dry eye disease (DED). Headquartered in Switzerland with operations in the U.S., Iceland and Switzerland, Oculis is led by an experienced management team with a successful track record and supported by leading international healthcare investors.

For more information, please visit:

Oculis Contact

Ms. Sylvia Cheung, CFO

sylvia.cheung@oculis.com

Investor Relations

LifeSci Advisors

Corey Davis, Ph.D.

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Media Relations
ICR Healthcare
Amber Fennell
oculis@icrhealthcare.com